October 7, 2013

RE: Get cash now from your Apple REIT Eight, Inc. investment.

Dear Investor,

Good news!  We have extended the Expiration Date on our offer.1  Now you can sell your Apple REIT Eight, Inc. investment and regain control of your money. We will pay you $4 per Share. Now you can do what you want with your money—move it to a liquid investment, pay your bills, or buy something you really need-and quit waiting for Apple REIT Eight to decide if or when you get your money back. But this offer expires on November 15, 2013, so you must act soon.

Why take advantage of this opportunity today?

•
No liquidity. Apple REIT Eight, Inc. announced earlier this year it was “evaluating” a potential consolidated transaction and/or listing, but it then proposed only a merger with Apple Nine and Apple Seven.  No listing of shares is yet planned, only further “exploration of certain strategic alternatives.”  Sell today and ensure you get your money out from this security.

•	Increased Offer Price. Compared to our previous tender offer at $3.50 per share, we have increased our offer price by approximately 14% to $4 per share!

•	No Redemption Program. In connection with the potential consolidated transaction, Apple REIT Eight has suspended its Share Redemption Program even though there is no other liquidity!

•
Eliminate the long and uncertain waiting period. Non-traded securities like Apple REIT Eight, Inc. can be very difficult to sell. It can take weeks or months to find an interested buyer! But now you can sell your Shares and get your money out.

If you act today, we will wire funds into your account as soon as Apple REIT Eight, Inc. is ready to transfer. MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management.

Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer. The Offer is at available at the SEC’s EDGAR website, at www.mackenziecapital.com/tenders/Apple8.pdf, and for free by calling us. If you choose to sell your Shares to us, please read and sign the enclosed Assignment Form and return it to us today so we can send you your money. If you have any questions, please call us at (800) 854-8357, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,

Pat Patterson
Chairman

P.S. Remember, this offer expires November 15, 2013 (unless extended). So don’t delay. Fill out and mail in the Apple REIT Eight, Inc. Assignment Form today!

The Purchasers are offering to purchase for cash up to 1,000,000 Shares of common stock of Apple REIT Eight, Inc., at a price of $4.00 per Share, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form for the offer. The terms of the Offer are set forth in the Offer to Purchase, which you should read, available at the SEC’s EDGAR website, at www.mackenziecapital.com/tenders/Apple8.pdf, and by calling or writing us for a free copy.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON NOVEMBER 15, 2013, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Shares made pursuant to the Offer is irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.

1 Many of you erroneously received an offer to purchase Apple REIT Seven shares.  The third-party mailing house to whom David Lerner delivered the mailing list mailed the wrong offer to you.  Thus, we are resending this offer and extending the Expiration Date.